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Cannabics.com

February 22nd, 2016

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Pamela Howell

Re: Cannabics Pharmaceuticals Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31st, 2014

Filed October 23rd, 2015.

File No. 000-52403

Dear Ms. Howell,

We are in receipt of your letter dated November 30th, 2015 regarding Cannabics Pharmaceuticals Inc. and the aforementioned filing. Below please find our respective responses:

Form 10-K for the Fiscal Year Ended August 31, 2014.

Item 1. Description of Business, Regulations, page 7

We note your response to comment 1 and we partially reissue. Please expand upon your statement that the company could be deemed at variance with the Federal Controlled Substances Act. Clarify the potential impact on the company as a result. In addition, as previously requested, please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

RESPONSE:

Per my discussion with Ms. Daniels last week, I believe we had a very productive understanding of some finer points of concern of the Commission regarding our section under “Regulations” which we were both reviewed and dissected during our discussion. I believe the following more specifically clarifies the issues of and the Company’s focus upon maintaining strict local governmental compliance and still bringing the FCSA language into our filings.

February 22, 2016

“Regulations

Cannabics Pharmaceuticals Inc. is purely a Bio-Technology Pharmaceutical company which licenses use of its Intellectual Property, it does not produce, manufacture or provide any product in any location. We are duly licensed by the Israeli Health Ministry for our research in Israel. Beyond the Israeli Health Ministry (by whom we are licensed), we are not under the aegis of any Federal or State regulatory scheme as the company does not produce or manufacture any product. Management has firmly made it company policy to only offer our IP technology to a duly licensed and certified licensee according to all pertinent local government regulations. To date this is reflected in our licensing arrangement with Wana Brands in Colorado, which holds a valid license per §12-43.3-404 CRS as a “Medical Marijuana Infused Product Manufacturer” and is under a continuing obligation to insure strict compliance with said licensure, lapse of which is immediate grounds for termination of our licensing agreement with them.

It is imperative for the reader of this report to recognize that the company itself does not manufacture, distribute, or dispense any controlled substances, including cannabis; rather it develops proprietary technologies that are then licensed for use by certified and governmentally approved medical manufacturers, be they the Israeli Health Ministry or the State of Colorado, the only two jurisdictions with which we have privity to date. However, as is well known, US Federal regulations continue to consider Cannabis a schedule 1 drug, meaning that it has no currently accepted medical use in treatment, and thus illegal under Federal US laws. As such, the company could be deemed to be at variance with the Federal Controlled Substances Act.”

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

/s/ David E. Price
David E. Price, Esq.
Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.